Exhibit 99.1

Nano Labs Further Increases BNB Holdings to 128,000 Tokens, Expanding Strategic
Reserve to Over US$100 Million and Upgrading BNB Reserve Strategy

HONG KONG, July 28, 2025 (GLOBE NEWSWIRE) – Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider in China, today announced a significant increase of its BNB holdings to 128,000 tokens. Based on the current market price of US$850 per BNB, the total value of the Company’s BNB strategic reserve now exceeds US$108 million. This marks the latest advancement in Nano Labs’ long-term BNB reserve strategy.

The Company recently acquired an additional 8,000 BNB tokens through an over-the-counter (OTC) transaction at an average purchase price of approximately US$801 per token. As of the date of this announcement, Nano Labs holds approximately 128,000 BNB tokens in total, with an average acquisition cost of US$713 per token. Based on the current market price, the total market value of these holdings is approximately US$108 million.

Looking ahead, Nano Labs plans to further strengthen its strategic position within the BNB ecosystem through a multi-pronged approach. This includes continued BNB accumulation, acquiring controlling interests in companies focused exclusively on BNB reserves, and investing in leading BNB-centric enterprises.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the digital assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream digital currencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*  According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com